Exhibit 99.1

Ituran Location and Control Ltd. Announces
A Delay in its Project in South Korea due to External Frequency Interferences

Azour, Israel, March 26, 2007 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN) today announced that following its press release dated September 6, 2006 announcing the initiation of the second and third phases in South Korea, and the conference call of February 20, 2007, the Company expects a delay of a few months in its project in Korea.

The delay is due to externally generated, unrelated to the Ituran system and forbidden in-band frequency interferences in Seoul, which affects system performance in Korea. There are technical teams working to resolve the problem, and estimates it to be resolved within a few months. As a result, the Company expects a delay in revenue recognition from the second and third phase of the project.

Out of the total $14.6 million in revenue expected to be recognized in Korea in the second and third phase of the project, the remaining balance is $10.9 million. This amount was originally expected to be recognized during 2007 according to the completion method (SOP 81), but recognition will be delayed until the technical problem is resolved. Based on its engineer’s opinion, the Company estimates that it will still be able to complete the majority, if not all, of the project in 2007 and recognize the associated revenue.

The delay in revenues recognition is around $2.5 million per quarter, translating to an impact on Earnings Per Share of an estimated 3 cents per quarter for the duration of the delay.

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 400,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Ehud Helft (Ehud.Helft@gkir.com)
Kenny Green (Kenny.Green@gkir.com)
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620